October 3, 2022

United States Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil
Craig Arakawa

Re:	Southwest Gas Holdings, Inc.

Southwest Gas Corporation

Form 10-K for the Year Ended December 31, 2021

Filed March 1, 2022

Form 8-K filed August 9, 2022

File Nos. 1-37976 and 1-07850

Ladies and Gentlemen:

Southwest Gas Holdings, Inc. (the “Company”) and Southwest Gas Corporation (together with Southwest Gas Holdings, Inc., the “Companies”) are submitting this letter in response to comments received from the Division of Corporate Finance Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 20, 2022 with respect to the Companies’ Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”), filed with the SEC on March 1, 2022 and the Company’s Current Report on Form 8-K filed on August 9, 2022. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments and the text of the comments is incorporated into this response letter for your convenience.

Form 10-K for the Year Ended December 31, 2021

Item 1A. Risk Factors

The Company’s operating results may be adversely impacted by prolonged inflationary periods, page 17

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

1.

We note your risk factor indicating that your operating results may be adversely impacted by prolonged inflationary periods. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

In response to the Staff’s comment, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022 (the “2022 3rd Quarter 10-Q”), the Company will update its risk factors to describe the material impact of recent inflationary pressures on the Company’s operations, if any, including by identifying the types of any such inflationary pressures and how the Company’s business may have been affected. The Company respectfully advises the Staff that it has included disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of its subsequent Quarterly Reports on Form 10-Q filed with the SEC after the filing of the 2021 Form 10-K currently under review, addressing the impacts of inflation on various aspects of its business. The Company expects to include the following disclosure in the 2022 3rd Quarter 10-Q subject to revision based on the then-current impacts of inflation.

Example Disclosure

Certain of our costs, such as operating expenses (including labor, fuel, and materials) at Southwest, Centuri, and MountainWest, and interest and general and administrative expenses at all three segments and the Company could be adversely impacted by periods of heightened inflation, which could have an adverse impact on our results of operations.

In recent months, the consumer price index has increased substantially and may continue to remain at elevated levels for an extended period of time. Federal policies and recent global events, such as the volatility in prices of oil and natural gas, and the conflict between Russia and Ukraine, may have exacerbated, and may continue to exacerbate, increases in the consumer price index. In addition, during periods of rising inflation, variable interest rates and the interest rates of any debt securities we, Southwest, MountainWest, or Centuri issue will likely be higher than more recent debt issuances, which will further tend to reduce returns to our stockholders. A sustained or further increase in inflation could have a material adverse impact on our operating expenses incurred in connection with, among others, the cost of natural gas supply, labor, products, and services required for operations, maintenance and capital improvements at Southwest and MountainWest, and fuel, labor, and materials costs at Centuri, as well as general administrative expenses for all three segments.

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

With regard to Southwest, rate schedules in each of its service territories contain purchased gas adjustment clauses which permit Southwest to file for rate adjustments to recover increases in the cost of purchased gas. Increases in the cost of purchased gas have no direct impact on our profit margins but do affect cash flows and can therefore impact the amount of our capital resources. In order to help cope with the effects of inflation on its operations, Southwest may file requests for rate increases to cover the increased cost of purchased gas or other types of expenditures noted above. However, there can be no assurance that Southwest will be able to obtain adequate and timely rate relief to offset the effects of inflation and any non-recovery of costs or regulatory lag will reduce our cash flows and earnings. As a result, during inflationary periods in which the inflation rate exceeds the rate increases applicable to purchased gas, or other types of expenditures, we may not adequately mitigate the impact of inflation, which may adversely affect our business, financial condition, results of operations, and cash flows.

Additionally, inflationary pricing has had and may continue to have a negative effect on the construction costs necessary to complete projects at Centuri, particularly with respect to fuel, labor, and materials costs discussed above. Centuri is experiencing pressures on fuel, materials, and certain labor costs as a result of the inflationary environment and current general labor shortage, which has resulted in increased competition for skilled labor and wage inflation. Centuri has not been able to, and may not be able to, fully adjust its contract pricing to compensate for these cost increases, which has affected, and may continue to affect, Centuri’s profitability and cash flows. Inflationary pressures and related recessionary concerns in light of governmental and central bank efforts to mitigate inflation could also cause uncertainty for Centuri’s customers and affect the level of their project activity, which could also adversely affect Centuri’s profitability and cash flows.

As inflation persists, the Federal Reserve has and may continue to raise benchmark interest rates, which likely will cause our borrowing costs to increase over time. As a result of the inflationary factors discussed above affecting the Company, Southwest, MountainWest, and Centuri, our business, financial condition, results of operations, cash flows, and liquidity could be adversely affected over time.

Exhibit 13.01

Note 1. Background, Organization, and Summary of Significant Accounting Policies Goodwill, page 39

2.

We note net income of the Utility Infrastructure Services segment decreased $34.4 million in 2021 compared to 2020. In addition, the net income of the segment for the 6 months ended June 30, 2022 declined to a loss of $18.7 million compared to net income of $14.3 million for the six months ended June 30, 2021. We note you acquired Riggs Distler in August 2021,

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

however you also disclose an increase in expenses due to inflation, as well as inefficiencies from equipment and facility utilization and under-absorption of other fixed costs due to reduced work from two large customers in 2021. Given these reasons, as well as the announcement to separate Centuri in March 2022, please tell us the factors considered to determine impairment of goodwill for the Utility Infrastructure Services segment was not required. Specifically, address the qualitative factors outlined in ASC 350-20-35-3C to support your determination and tell us how you determined it is not more likely than not that the fair value of the reporting unit is less than its carrying amounts and therefore, the quantitative impairment test is unnecessary in accordance with ASC 350-20-35-3D. Last, given your announcement that you plan to separate Centuri from Southwest Gas Holdings, Inc. within the next nine to twelve months, please tell us if you have performed a quantitative analysis of the fair value of Centuri. If so, to the extent the estimated fair value was not substantially in excess of the carrying value, please disclose the percentage by which the fair value exceeded the carrying value in management’s discussion and analysis.

Response:

As of December 31, 2021 and for each of the first and second quarters of 2022, the Company considered the results of its annual goodwill assessment, as well as each of the factors and conditions pursuant to ASC 350-20-35-3C – including macroeconomic conditions; industry and market conditions; cost factors; overall financial performance; entity-specific events; events affecting a reporting unit; and share price impacts—when determining if there were any indications that it was more likely than not the fair value of the Utility Infrastructure Services reporting unit was below its carrying value. While all of these factors were considered in the qualitative assessments, including those component considerations noted by the Staff having been experienced most recently, the primary factors considered to impact the Utility Infrastructure Services reporting unit overall related to inflation (including increases in fuel and subcontractor costs) and to a certain extent, supply chain constraints. While these factors have impacted results in 2022, the Company does not believe these factors will have a detrimental long-term impact on the Utility Infrastructure Services reporting unit. Based upon the qualitative assessments conducted, we concluded it was not more likely than not that the fair value of this reporting unit was below its carrying value. Specifically, as noted, we do not believe inflation or other factors (including but not limited to fuel costs, supply chain constraints, higher subcontractor costs, etc.) have had a material detrimental impact on the fair value of the reporting unit to an extent to which it is below its carrying value.

While an ASC 350 quantitative analysis was not performed based on the conclusions reached from the qualitative analysis at the Utility Infrastructure Services reporting unit, quarterly internal valuations, based on market multiples of Centuri’s peers, were performed. For the trailing twelve-month period ended June 30, 2022, this market multiple approach resulted in a fair value that was significantly in excess of the

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

reporting unit’s carrying value. Furthermore, as part of the process related to a potential separation from Southwest Gas Holdings, Inc. (for which management has made updates since March 2022 to communicate further developments, including its strategic review undertaking), the Company received interest for this reporting unit that was significantly in excess of its carrying value, indicating substantial headroom.

Form 8-K filed August 9, 2022

Exhibit 99.01

Reconciliation of non-GAAP financial measures of Adjusted net income (loss) and Adjusted diluted earnings per share and their comparable GAAP measures

3.

We note you include a line item in your non-GAAP measures titled “Nonrecurring stand-up costs associated with integrating Mountain West, net of tax.” Please tell us the types of costs that are included in this adjustment and quantify the amounts separately in your response. To the extent you have included expenses that are normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that the costs reflected in the line item “Nonrecurring stand-up costs associated with integrating MountainWest, net of tax” are related to the integration of MountainWest and do not include expenses that are reasonably considered normal, recurring, cash operating expenses. The acquisition of MountainWest involved a carve-out of businesses from Dominion Energy. The stand-up costs that were included in the adjustments are comprised of third-party professional services for the stand-up and integration process. These include third-party costs related to multiple information system implementations (including project-management-related planning undertakings for such endeavors), that were not acquired from Dominion, collectively totaling $11.07 million through the first six months of 2022. One-time employee retention payments ($2.16 million) were also deemed to be stand-up and integration costs rather than normal, recurring, cash operating expenses. We do not believe these stand-up/integration costs for the carved-out operations acquired, or the employee retention payments, are normal, recurring, cash operating expenses.

However, the expenses reflected in the adjustment do not constitute all expenses related to the integration of MountainWest. There are certain expenses related to integration that the Company considers normal, recurring, cash operating expenses. For example, upon closing of the acquisition, the Company entered into a Transition Services Agreement (the “TSA”) with the seller of the entities comprising MountainWest in order to assist with certain services that were provided by the seller’s shared-service systems prior to the acquisition, including services related to information technology,

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

finance, accounting and human resources, among others. The Company considers the expenses incurred under the TSA to be normal, recurring, cash operating expenses as the Company expects to continue to incur such expenses whether under the TSA or otherwise. To clarify, these TSA-related expenses were not added back to reported net income as part of the nonrecurring stand-up costs line in deriving adjusted net income.

4.

In your non-GAAP reconciliations of adjusted net income, you present adjustments net of tax. Please revise to present the tax effects of non-GAAP adjustments as a separate adjustments and provide an explanation of how the tax impacts are calculated. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The effective tax rate for adjustments made in deriving the net of tax impacts of the non-GAAP adjustments included in our recent earnings releases were materially consistent with the combined statutory tax/rate impact of federal and state jurisdictions in which we operate, with effective impacts commonly referred to in our 2021 Form 10-K and subsequent 10-Q filings. Nonetheless, we acknowledge the Staff’s comment regarding providing separate information about the tax impacts in non-GAAP reconciliations of adjusted net income, and in future filings, the Company will present the tax effects as separate adjustments. Below is a presentation of the tax impacts for the non-GAAP adjustments in regard to the 2nd quarter 2022 earnings release (as adapted from the original presentation in the Company’s earnings release furnished with the Current Report on Form 8-K dated August 9, 2022), and the Company plans to include a similar table in future earnings releases, beginning with its earnings release for the 3rd quarter 2022:

	Three Months Ended	Six Months Ended	Twelve Months Ended
(Amounts in thousands, except per share amounts)	June 30, 2022
Reconciliation of Net income (loss) to non-GAAP measure of Adjusted net income (loss)
Net income (loss) applicable to Natural Gas Distribution (GAAP)	$(2,266)	$109,529	$166,536
Plus:
Legal reserve	—	—	5,000
Income tax effect of adjustment above (1)	—	—	(1,200)

Adjusted net income (loss) applicable to Natural Gas Distribution	$(2,266)	$109,529	$170,336

Net income (loss) applicable to Utility Infrastructure Services (GAAP)	$4,741	$(18,745)	$7,418
Plus:
Riggs Distler transaction costs	—	—	13,000
Income tax effect of adjustment above (1)	—	—	(2,087)
Strategic review	2,248	2,248	2,248
Income tax effect of adjustment above (1)	(562)	(562)	(562)

Adjusted net income (loss) applicable to Utility Infrastructure Services	$6,427	$(17,059)	$20,017

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

Net income applicable to Pipeline and Storage (GAAP)	$15,076	$32,006	$32,006
Plus:
Nonrecurring stand-up costs associated with integrating MountainWest	4,573	13,231	13,231
Income tax effect of adjustment above (1)	(1,098)	(3,176)	(3,176)

Adjusted net income applicable to Pipeline and Storage	$18,551	$42,061	$42,061

Net loss - Corporate and administrative (GAAP)	$(24,126)	$(33,187)	$(57,990)
Plus:
MountainWest transaction and related costs	—	700	23,501
Income tax effect of adjustment above (1)	—	(168)	(5,640)
Proxy contest, Stockholder litigation, Settlement agreement, and Strategic review	22,063	25,857	30,358
Income tax effect of adjustment above (1)	(4,916)	(5,827)	(6,907)

Adjusted net loss applicable to Corporate and administrative	$(6,979)	$(12,625)	$(16,678)

Net income (loss) applicable to Southwest Gas Holdings (GAAP)	$(6,575)	$89,603	$147,970
Plus:
Legal reserve	—	—	5,000
Riggs Distler transaction costs	—	—	13,000
Nonrecurring stand-up cost associated with integrating MountainWest	4,573	13,231	13,231
MountainWest transaction costs	—	700	23,501
Proxy contest, Stockholder litigation, Settlement agreement, and Strategic review	24,311	28,105	32,606
Income tax effect of adjustments above (1)	(6,576)	(9,733)	(19,572)

Adjusted net income applicable to Southwest Gas Holdings	$15,733	$121,906	$215,736

Weighted average shares - diluted	67,190	64,041	62,157
Earnings (loss) per share:
Diluted earnings (loss) per share	$(0.10)	$1.40	$2.38
Adjusted consolidated earnings per diluted share	$0.23	$1.90	$3.47

(1)

Calculated primarily using the Company’s blended federal/state statutory tax rate of 24%, except for items pertaining to the Utility Infrastructure Services segment which were calculated using a blended statutory tax rate of 25%. Certain costs were deemed non-deductible for tax purposes by management, including certain components of total Riggs Distler transaction costs and of the Proxy contest, Stockholder litigation, Settlement agreement, and Strategic review costs, thereby modestly reducing the relative tax impacts related to those adjustments.

Southwest Gas Holdings, Inc. and Southwest Gas Corporation

October 3, 2022

If you have any questions or comments on this letter, please contact me at (702) 876-7120.

Sincerely,

/s/ Gregory J. Peterson

Gregory J. Peterson

Senior Vice President/Chief Financial Officer